UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Reports in Certain Media

Tokyo, February 12, 2015 — Since February 11, 2015 certain media carried reports that Mitsubishi UFJ Financial Group, Inc. (MUFG) has resolved to change its corporate governance system to a company with committees system. These reports are not based on any announcement by MUFG. MUFG has a Governance Committee that advises the Board of Directors and while it is true that MUFG is considering its corporate governance policy and approach, no decision has been made in this regard.

Any decisions taken by MUFG that require disclosure will be announced promptly.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651